File No : 82 - 34825

RECEIVED

2006 NOV 30 P 12: 14

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 82-34825

28.11.2006

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

06018887

Akbank T.A.S.
Rule 12g3-2(b) File No. 82-34825

SUPPL

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the 'SEC') on behalf of Akbank T.A.S. (the 'Company') pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

PROCESSED
DEC 0 4 2006
THOMSON FINANCIAL

A. Cenk Göksan
Investor Relations
Department Head

Arbil Öztozlu
Investor Relations
Manager

Enclosures:

Resolutions of the Extraordinary General Meeting of Akbank T.A.S. held on 27 November 2006
Information on tax credit of TRY 485 million which will be reflected in the income statement

LNDOCS01/383038.1

Akbank T.A.Ş.
Sabancı Center 34330 4. Levent İstanbul
Tel: (0212) 270 00 44 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com

6115-12/2004 (882)

RECEIVED
2006 NOV 30 P 12: 14
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Resolutions of the Extraordinary General Meeting of Akbank T.A.S. held on 27 November 2006

Adopted at the Extraordinary General Meeting of Akbank T.A.S. held on 27 November 2006, the following have been resolved by unanimous vote:

Decision about the restriction for the rights issue and authorization of the Board of Directors in taking necessary actions in order to allow an increase of YTL 200,000,000 issued capital, within the ceiling of authorised capital of TRY 2,500,000,000, in cash to be utilized by Citibank Overseas Investment Company at a price of New Turkish Kurus (YKr) 9.50 per share with a nominal value of YKr 1.

28.November 2006

Akbank T.A.Ş.
Sabancı Center 34330 4. Levent İstanbul
Tel: (0212) 270 00 44 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com

Akbank Tax credit of TRY 485 million will be reflected in the income statement

The law suit that Akbank has opened to the tax authorities regarding the tax paid for the year of 2002 has ended with a resolution to the benefit of Akbank. The bank had paid the taxes for 2002 earnings disregarding the carry forward tax losses, resulting from the inflationary losses reflected in the financial statements by the end of 2001 in accordance with a temporary article to the Banking Act effective at that time.

Akbank therefore has been entitled to receive a net tax credit of TRY 485 million which will be reflected in the "income statement".

The timing, collection and the period of accounting will be shared to the investment community as soon as the procedures are completed.

28. November.2006

Akbank T.A.Ş.
Sabancı Center 34330 4. Levent İstanbul
Tel: (0212) 270 00 44 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com

6115-12/2004 (882)